                                                                            EXHIBIT 12-(1)
                                       SOUTHERN NATURAL GAS COMPANY AND SUBSIDIARIES

                                             Computation of Ratios of Earnings
                                        from Continuing Operations to Fixed Charges
                                                   Total Enterprise (a)



                                 Nine Months Ended Sept 30,           Years Ended December 31,


                                            1994     1993      1993     1992     1991      1990      1989

                                                             (In Thousands)

Earnings from Continuing Operations:
   Income (loss) before income taxes      $ 92,905 $ 91,078  $127,617 $126,691 $119,326  $103,797  $152,925
   Fixed charges (see computation below)    36,820   45,957    59,171   49,131   46,596    49,899    51,211


Total Earnings Available for Fixed Charges$129,725 $137,035  $186,788 $175,822 $165,922  $153,696  $204,136


Fixed Charges:
   Interest expense before deducting
      interest capitalized                $ 34,955 $ 44,016  $ 56,599 $ 46,298 $ 42,957  $ 47,323  $ 49,832
   Rentals(b)                                1,865    1,941     2,572    2,833    3,639     2,576     1,379


                                          $ 36,820 $ 45,957  $ 59,171 $ 49,131 $ 46,596  $ 49,899  $ 51,211


Ratio of Earnings to Fixed Charges             3.5      3.0       3.2      3.6      3.6       3.1       4.0



________________

(a) Amounts include the Company's portion of the captions as they relate to persons accounted for by the equity method.

(b) These amounts represent 1/3 of rentals which approximate the interest factor applicable to such rentals of the Company and its subsidiaries and continuing unconsolidated affiliates.